

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

<u>Via E-mail</u>
Junwen Wang
Chief Financial Officer
China Kanghui Holdings
No.1-8 Tianshan Road, Xinbei District
CHANGZHOU, JNG 213022
China

     Re: **China Kanghui Holdings**
                Form 20-F for the Fiscal Year Ended December 31, 2011
                Filed April 30, 2012
                File No. 001-34840

Dear Ms. Wang:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Martin James
               Martin James
               Senior Assistant Chief Accountant